Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD, CENTRAL HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number +852-2514-7665	E-mail Address jpark@stblaw.com

December 17, 2021

VIA EDGAR

Re:	Generation Asia I Acquisition Limited

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 23, 2021

CIK No. 0001852061

Amendment No. 3 to Registration Statement on Form S-1

Filed November 22, 2021

File No. 333-260431

Margaret Schwartz

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Generation Asia I Acquisition Limited (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) an Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the above-referenced Amendment No. 3 to Registration Statement on Form S-1 in response to the Staff’s comments in its letter, dated December 8, 2021 (the “Comment Letter”), and to otherwise update the Company’s disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S.  GOLDBERG    MAKIKO HARUNARI    IAN C. HO    JONATHAN HWANG     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL     CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK            BEIJING            HOUSTON            LONDON             LOS ANGELES            PALO ALTO            SÃO PAULO            TOKYO            WASHINGTON, D.C.

Securities and Exchange Commission	2	December 17, 2021

Cover Page

1.

We note your disclosure here, on page 14, and throughout your filing that if you successfully acquire a PRC company, you may conduct operations in China through a series of contractual arrangements with a VIE in China that provides you with “effective control” over the VIE, “allows [you] to receive substantially all of the economic benefits from the VIE”, and that a VIE domiciled in China “is under [your] control.” We also note the disclosure that “[t]hrough contractual arrangements with the VIE and its shareholders, [you] may become the primary beneficiary of the VIE.” However, you or your investors will not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you will need to meet for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.

For commercial reasons, the Company has provided that it will not undertake an initial business combination with any entity with principal business operations in China (including Hong Kong and Macau) on the cover page and pages 2, 3, 106, 111 and 123. Accordingly, the Company advises the Staff that it will not be conducting operations in China through a series of contractual arrangements with a VIE in China. As a result, the Company respectfully believes that risk factors relating to China are not applicable to the Company and deleted all such disclosures relating to China, including the VIE structure.

2.	Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

In light of the Company’s response to the Staff’s first comment above, the Company respectfully advises the Staff that this comment is no longer applicable as the Company will not undertake an initial business combination with any entity with principal business operations in China (including Hong Kong and Macau).

Securities and Exchange Commission	3	December 17, 2021

*                *                 *                *                *

Please do not hesitate to call me at +852 2514-7665 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Roy Kuan, Chief Executive Officer of the Registrant (rkuan@gen-mgmt.com), and to me (jpark@stblaw.com).

Very truly yours,

/s/ Jin Hyuk Park

Jin Hyuk Park

cc:	Securities and Exchange Commission
Christine Torney
Brian Cascio
Jeffrey Gabor

Generation Asia I Acquisition Limited
Roy Kuan

Skadden, Arps, Slate, Meagher & Flom LLP
Peter X. Huang